Filed pursuant to Rule 425 of the Securities Act of 1933
and deemed pursuant to Rule 14a-2
of the Securities Exchange Act of 1934
Filer: Grupo Villar Mir, S.A.U.
Subject Company: Globe Specialty Metals, Inc.
Subject Company File No.: 001-34420

I. Fact Sheet

Grupo FerroAtlántica and Globe Specialty Metals to Merge, Creating a Global Silicon & Specialty Metals Leader

	Globe Specialty Metals	Grupo FerroAtlántica
COMPANIES	**Globe Specialty Metals is among the world's leading producers of silicon metal, silicon-based specialty alloys and silicon fume – critical ingredients in many industrial and consumer products.**	**Grupo FerroAtlántica is a world-leading producer of silicon metal, silicon base alloys and manganese alloys.**
DESCRIPTION	▪ Customers include major silicone chemical, aluminum and steel manufacturers, the auto industry, building material producers, among others. ▪ Globe Specialty Metals is publicly traded on the NASDAQ under the ticker GSM.	▪ A leading global producer of silicon metal ▪ Spain's leading independent producer of hydroelectric energy ▪ Wholly owned subsidiary of Grupo Villar Mir, one of Spain's leading private conglomerates
FAST FACTS		
Founded	2004	1992
Headquarters	Miami, FL, USA	Madrid, Spain
FINANCIAL HIGHLIGHTS	LTM Dec 2014 Revenue $806mm and EBITDA $134mm	LTM Sep 2014 Revenue €1,092mm and EBITDA €145mm

	FerroAtlántica	Globe	Combined
Production Facilities	**15**	**11**	**26**
Mines	**6**	**3**	**9**
Countries	**5**	**6**	**9**

Pro Forma Revenue by Geography[1]



RoW
11%
North
America
42%
Europe
47%

[1] Based on 2013A revenue contribution. FerroAtlántica revenues converted at average 2014 exchange rate of 1.3284; Source: Bloomberg

Experienced, combined leadership team for the new entity:

- Co-CEOs **Jeff Bradley** of Globe Specialty Metals and **Pedro Larrea Paguaga** of Grupo FerroAtlántica
- Globe Specialty Metals' **Alan Kestenbaum** as executive chairman

"Grupo FerroAtlántica and Globe Specialty Metals have highly ***complementary*** *businesses, strong* ***cultural alignment*** *and significant strength and* ***expertise*** *in the combined management team."*

Stakeholder Benefits This transaction is a combination of two companies with complementary operations, strategic vision, and culture into a global industry leader that will provide long-term benefits to customers, employees and shareholders. Customers Broader product offering to meet growing demands Optimization of product flows enables lower prices and faster production and delivery times Greater geographic reach to serve international customers Improved innovation platform Employees Opportunity to be part of a larger, global, publicly traded company Stronger business with improved growth prospects Attractive career opportunities within expanded group, globally Investors Shares in much larger company better positioned to capitalize on international growth opportunities Significant potential for operational and financial synergies, contributing to long-term value creation Diversified production base, business mix reduces portfolio concentration to better manage through industry cycles More robust balance sheet to support growth Transaction expected to be tax-free for Globe Specialty Metals and its shareholders Transaction Highlights Globe Specialty Metals and Grupo FerroAtlántica will combine in an all-stock transaction, creating a newly incorporated entity based in London, a global center for the metals and mining industry Combined entity to become a leading producer of silicon metal and silicon alloys and ferroalloys globally The new entity will be diversified global player positioned for growth through a broader product offering, lower costs and greater geographic reach to better serve clients in rapidly-growing end markets Accretive to Globe’s shareholders on an earnings per share basis in the first year following completion Expected total pro-forma combined revenues of approximately $2.3bn Run-rate cost synergies of approximately $65 million An additional $30 million of synergies from the refinancing of existing debt and other financial savings Approximately $100 million release in cash flow over three years through more efficient working capital management and the adoption of other best practices The new company will be led by Co-CEOs Jeff Bradley of Globe Specialty Metals and Pedro Larrea Paguaga of Grupo FerroAtlántica. Globe Specialty Metals' Alan Kestenbaum will serve as executive chairman The new company’s board will include nine directors, five of whom will be designated by Grupo Villar Mir and four of whom will be designated by Globe Specialty Metals After close, Grupo Villar Mir will maintain a 57 percent ownership stake in the new company. Current Globe Specialty Metals shareholders will hold a 43 percent stake The new company will remain listed and traded on the NASDAQ